SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 26, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. and Brasil Telecom S.A. (the “Companies”), in addition to the material fact released on May 15th, 2008 and in compliance with Brazilian Securities and Exchange Commission’s (CVM – Comissão de Valores Mobiliários) Instruction 358, dated January 3, 2002, inform that the following documents were filed today at the Companies’ headquarter, in compliance with Brazilian law 6,404/76.

1.	Resilition Term of Zain Participações S.A.’s Shareholders’ Agreement, celebrated on March 09, 2005 and its amendment, dated June 29, 2005;

2.	Resilition Term of Invitel S.A.’s Shareholders’ Agreement, celebrated on October 30, 1998 and its amendment, dated May 04, 1999;

3.	Resilition Term of Solpart Participações S.A.’s Shareholders’ Agreement, celebrated on July 19, 1998 and its amendments, dated August 27, 2002 and April 28, 2005; and

4.	Resilition Term under Suspensive Condition of Brasil Telecom Participações S.A.’s Voting Agreement, celebrated on September 16, 2003.

Additionally, the Companies clarify that Brasil Telecom Participações S.A.’s Voting Agreement, celebrated on September 16, 2003, remains effective, and its termination will take place if the Brasil Telecom Participações S.A.’s controlling sale operation, which is the object of the Material Fact released by the Controlling Shareholders of the Companies on April 25, 2008, is put into effect; or in the event of any other hypothesis foreseen in the mentioned agreement.

Brasília, June 26, 2008.

Paulo Narcélio Simões Amaral

     Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.